August 9, 2024

Kristen Fortney, Ph.D.
Chief Executive Officer
BioAge Labs, Inc.
1445A South 50th Street
Richmond, California 94804

       Re: BioAge Labs, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 5, 2024
           CIK No. 0001709941
Dear Kristen Fortney Ph.D.:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 18, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Business
Indication expansion opportunities, page 143

1. We note your response to comment 3 and re-issue in part. Please disclose who conducted the third-party cross-over trial, whether it was preclinical or clinical, and specify the third-
       party preclinical literature.
 August 9, 2024
Page 2

       Please contact Eric Atallah at 202-551-3663 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Julia Forbess